John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

September 26, 2014

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                             Post-Effective Amendment for SEI Institutional Investments Trust (File Nos. 033-58041 and 811-07257)

Dear Ms. Skeens:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments you provided via telephone on August 13, 2014, regarding the Trust’s post-effective amendment No. 81, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 82, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on July 30, 2014 pursuant to Rule 485(a)(1) under the 1933 Act (the “Filing”) for the purposes of making certain material changes to the registration statement, solely with respect to the Large Cap Diversified Alpha Fund (the “Fund”).  Below, we have briefly summarized your comments and questions, followed by our responses.

1.                                      Comment.                                           Please confirm supplementarily that all material information not included in the Filing will be filed by amendment prior to the effective date of the Filing.

                                                Response.             The Trust does not believe there was material information missing from the Filing.  Certain pieces of numerical data were omitted from the Fund’s fee table, but we do not believe this information was material given the purpose of the filing was unrelated to any changes in the Fund’s fees and expenses and this information is routinely changed in Rule 485(b) filings.  The Trust plans to file on September 26, 2014 another post-effective amendment under the 1933 Act and amendment under the 1940 Act pursuant to Rule 485(b) under the 1933 Act and such filing with include all required information.

2.                                      Comment.                                           Please confirm supplementarily that the description of the “manager of managers” exemptive order (the “Order”) on page S-34 of the Statement of Additional Information (“SAI”) complies with the conditions set forth in the exemptive application and the Order.

Response.             SEI Investment Management Corporation (“SIMC”) is the investment adviser for the Fund and operates as a “manager of managers” pursuant to the Order, which was obtained by SIMC and the Trust on April 29, 1996.(1)  The Order notes, among other conditions applicable to SIMC and the Trust, that “[t]he prospectus for each Portfolio will disclose the existence, substance and effect of the [O]rder.  In addition, each Portfolio will hold itself out to the public as employing the ‘manager of managers’ approach described in the application.  The prospectus and any sales materials or other shareholder communications relating to a Portfolio . . . will prominently disclose that SEI Management has ultimate responsibility for the investment performance of the Portfolio due to its responsibility to oversee Managers and recommend their hiring, termination and replacement.”(2)

Although the exemptive order is not specifically referenced directly in the prospectus, we believe that the Trust’s current prospectus disclosure meets the requirements of the Order.  With respect to the Fund, the “Principal Investment Strategies” disclosure of the Fund states:

The Fund uses a multi-manager approach under the general supervision of SIMC. SIMC allocates most of the Fund’s assets among multiple Sub-Advisers that use different investment strategies to seek to achieve returns in excess of the performance of the Russell 1000 Index.

Additional disclosure in the “More Information About Investments” section of the prospectus states:

The Fund’s assets are managed under the direction of SIMC and one or more Sub-Advisers, who manage portions of the Fund’s assets in a way that they believe will help the Fund achieve its goals. SIMC acts as “manager of managers” for the Fund and attempts to ensure that the Sub-Advisers comply with the Fund’s investment policies and guidelines of the Fund to which they provide sub-advisory services. SIMC also recommends the appointment of additional or replacement sub-advisers to the Fund’s Board of Trustees.

Finally, disclosure in the SAI, which is incorporated by reference into the prospectus,(3) states:

(1)              Investment Company Act Rel. No. 21,921.

(2)              See SEI Institutional Managed Trust, et al., Notice of Application, Investment Company Act Rel. No. 21,863 (Apr. 1, 1996) at pg. 9, ¶ 2 (summarizing conditions in exemptive application).

(3)              See General Instruction D(1)(b) of Form N-1A.

Manager of Managers Structure. SIMC is the investment adviser for the Fund and operates as a “manager of managers.” SIMC and the Trust have obtained an exemptive order from the SEC that permits SIMC, with the approval of the Board, to retain unaffiliated investment sub-advisers for the Fund without submitting the sub-advisory agreements to a vote of the Fund’s shareholders. Among other things, the exemptive relief permits the non-disclosure of amounts payable by SIMC under such sub-advisory agreements. The Trust will notify shareholders in the event of any change in the identity of the sub-advisers for the Fund.

Subject to Board review, SIMC allocates and, when appropriate, reallocates the Fund’s assets among the Sub-Advisers, monitors and evaluates Sub-Adviser performance and oversees Sub-Adviser compliance with the Fund’s investment objectives, policies and restrictions. SIMC has ultimate responsibility for the investment performance of the Fund due to its responsibility to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

Nonetheless, to make the existence, substance and effect of the Order more clearly contemplated in the prospectus, we will enhance the disclosure in the “More Information About Investments” in the prospectus to more closely track the SAI disclosure that is currently incorporated by reference in the prospectus.

3.                                      Comment.                                           Please confirm supplementarily that the appointments of the overlay manager and each of the sub-advisers to the Fund are consistent with the conditions of the Order.

Response.             We confirm that the appointments of the overlay manager and each of the sub-advisers to the Fund are consistent with the conditions of the Order.

4.                                      Comment.                                           Given the description in the Fund’s “Principal Investment Strategies” disclosure that the Fund may invest in futures and swaps for speculative or hedging purposes, please reinsert derivatives risk disclosure in the “Principal Risks” section of the Prospectus, or explain supplementarily why this disclosure is not appropriate.

Response.             In response to your comment, we have reinstated disclosure in the “Principal Risks” section regarding the Fund’s investments in futures and swaps.

5.                                      Comment.                                           Please indicate which of the risks described in the “More Information About Risks” section in the Prospectus apply to the Fund.

Response.             As discussed during our call on August 13, 2014, unlike the Filing, the filing to be made under Rule 485(b) on September 26, 2014 will include multiple series of the Trust, including the Fund.  The “More Information About Risks” disclosure is designed to apply to all of the various series of the Trust that will comprise the effective September 26, 2014 Prospectus.  Accordingly, this disclosure was largely unmodified in the Filing.

6.                                     Comment.                                           Please remove “Non-Diversification” from the SAI’s table of contents.

Response.             Because certain series of the Trust that will compose the effective SAI are non-diversified, this item will not be removed in the Trust’s next filing on September 26, 2014. In addition, there will be corresponding risk disclosure in the body of the SAI in the next filing.

7.                                      Comment.                                           Please confirm supplementarily that no material changes will be made in the Trust’s filing on September 26, 2014 that would require such filing to be made under Rule 485(a).

Response.             The Trust will make the representations required under Rule 485(b) in connection with its filing on September 26, 2014.

8.                                      Comment.                                           On page S-35 of the SAI, please provide a description of compensation paid by the Trust to the distributor as required by Item 25(b) of Form N-1A, or explain supplementarily why this disclosure is not applicable.

Response.             The SAI states: “The Distributor will receive no compensation for the distribution of Fund shares.” Referring to General Instruction C(1)(c) of Form N-1A, Rule 421 under the 1933 Act and SEC Staff Legal Bulletin No. 7, we believe this disclosure sufficiently meets the disclosure obligations of Item 25(b).

9.                                      Comment.                                           On page S-55 of the SAI and as required by Item 16(f)(2) of Form N-1A, please disclose whether there are any current ongoing arrangements to make available portfolio holdings information sooner than publicly available.  If there are such arrangements, please disclose the recipients, frequency that information is disseminated, and lag time of the information.

Response.             Although the Trust discloses a number of potential entities or persons who may receive portfolio holdings information, any such disclosure would be in furtherance of the Trust’s operations and none of these arrangements are “ongoing.”  Accordingly, in response to your comment, we have amended the disclosure to state that the Trust does not have any ongoing arrangements to make available portfolio holdings information sooner than publicly available.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

John J. O’Brien